UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14998

TARGA PIPELINE PARTNERS LP

(Exact name of registrant as specified in its charter)

1000 Louisiana, Suite 4300

Houston, TX 77002

(713) 584-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6 5/8% Senior Notes due 2020

4.75% Senior Notes due 2021

5 7/8% Senior Notes due 2023

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                ☐

Rule 12g-4(a)(2)                ☐

Rule 12h-3(b)(1)(i)            ☒

Rule 12h-3(b)(1)(ii)          ☐

Rule 15d-6                        ☐

Approximate number of holders of record as of the certification or notice date:

6 5/8% Senior Notes due 2020	11*
4.75% Senior Notes due 2021	6*
5 7/8% Senior Notes due 2023	8*

*	As of March 24, 2015

Pursuant to the requirements of the Securities Exchange Act of 1934, Targa Pipeline Partners LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 25, 2015

TARGA PIPELINE PARTNERS LP

By: Targa Pipeline Partners GP LLC, its general partner

By:	/s/ Robert W. Karlovich, III
Name:	Robert W. Karlovich, III
Title:	Chief Financial Officer